Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 333-277799 The following questions and answers were made available to all employees of HomeStreet, Inc. and HomeStreet Bank in connection with the proposed transaction between HomeStreet, Inc. and FirstSun Capital Bancorp.

[HomeStreet] Bank

HomeStreet, Inc. and FirstSun Capital Bancorp Merger Information – INTERNAL USE ONLY

Will Sunflower Bank (SFB) continue the same level of HomeStreet's vacation and sick & safe time accrual opportunities since our model is not directly comparable to SFB's Paid Time-Off (PTO) model?

SFB recognizes the accrual methods at HomeStreet with separate sick & safe and vacation 'banks' of time is different from the annual PTO usage method of time off at Sunflower. SFB will map eligible continuing HomeStreet employees into the PTO guideline level that is similar though slightly higher than an employee's HomeStreet accrual opportunity. While this does not continue a model of having separate vacation and sick & safe 'banks' of time-off, it does provide a level of PTO that may be higher than otherwise available to employees hired directly through Sunflower Bank.

More specifically, an employee who, at the time of merger, is eligible to accrue up to 2 weeks of vacation time at HomeStreet would be mapped into the 3 week/year PTO plan at SFB. An employee who is eligible to accrue up to 3 weeks of vacation time at HomeStreet would be mapped into the 4 week/year PTO plan at SFB and an employee who is eligible to accrue up to 4 weeks of vacation time at HomeStreet would be mapped into the 5 week/year PTO plan at SFB.

These PTO rates and eligibility will be reduced an appropriate amount and according to the SFB PTO policy guidance for part-time employees and part-time employee below certain levels are not eligible for the PTO benefit.

Has any thought been given to paying out some of HomeStreet Bank employees' accrued vacation hours, especially considering that some employees currently have higher amounts of accrued vacation than others?

The decision has been made that accrued vacation balances will not be cashed out to continuing employees.

Keep in mind that employees continuing with Sunflower who carry vacation 'bank' balances will continue to maintain their unused vacation 'bank' of time-off and any unused hours from that 'bank' would be paid out to employees at time of termination. For some employees whose time with Sunflower is temporary for integration or conversion purposes, the change from HomeStreet Bank's accrued time to Sunflower Bank's PTO use-it-or-lose-it model is likely to be of little consequence, if any at all.

For employees carrying a relatively high vacation balance at HomeStreet, if their employment continues with Sunflower on a long-term basis, the new PTO policy will be a change and the way HomeStreet-accrued unused vacation hours will be handled, was previously addressed.

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What if a HomeStreet employee with a relatively large, accrued vacation balance wishes to take all their vacation prior to the planned merger date and that length of absence may prove disruptive to the business?
HomeStreet employees can request and take vacation with manager approval and as usual, managers may approve or deny vacation requests based on business and employee needs.

What does it mean that Sunflower's PTO guidelines are not a minimum or maximum and how would I manage this for my team if there are no set rules around this? How would we know when to approve PTO and whether time needed to be pre-approved or whether an urgent medical need can be approved?
The information included in HomeStreet's Q&A about the PTO guidelines was an excerpt and there will eventually be more details provided. The guidelines are not the minimum or the maximum, and taking PTO has flexibility. Employees could go over that amount or could go less than that amount, and PTO approvals would be dependent upon business needs and flexibility, much like time-off approvals are today.

With policy changes, there will be time to learn how to apply and manage them in accordance with company requirements. When Sunflower provides greater detail and/or training around their PTO guidelines and how managers are to navigate that process, we anticipate these questions will be answered in greater detail.

What will be the status of the Homestreet 401k plan post-merger?
HomeStreet anticipates terminating the HomeStreet 401(k) retirement plan.

HomeStreet employees are currently able to submit proof of certain health screenings and receive a $600 discount off of our health plan costs over the year. Should we complete those screenings this year to get $600 off our benefits in 2025?
SFB 2025 benefits have not been determined and will not be finalized until October 2024. HMST employees should continue usual and customary practices until a determination has been made in order to not miss out on an opportunity if the practice continues into 2025 with SFB.

What are the pay period dates at SFB?
SFB pays on a bi-weekly basis on the weeks between when HSB pays our employees.

When does SFB pay commissions?
SFB offers two options to pay commissions. Commissioned employees can choose one option at the time of employment to be paid bi-weekly or monthly.

HomeStreet's Annual Incentive Plan (AIP) requires active employment at the time of any payment to receive AIP awards. With the planned merger, how will AIP be handled?
For employees who participate in the AIP, the payment of any awards under the HomeStreet AIP will be made as follows:

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- For continuing employees, AIP payment will be made no later than March 15 of the next year.
- For employees whose employment is terminated by the company due to the merger (other than those employees terminated for cause or resignation), the amount due under the HomeStreet AIP plan for the year would be paid within 15 days of their termination date.

If FirstSun/Sunflower notifies someone their employment is continuing through the conversion/integration period only, can the person choose not to continue and still receive severance and prorated AIP bonus (if eligible)?

No, employees that choose to end employment any time before or after legal day one are considered voluntary resignations and are not eligible for severance or prorated AIP (if eligible). Employees whose positions are continuing through the conversion/integration period only, would need to continue employment until their position is eliminated by the employer post conversion activities in order to receive any severance and available prorated AIP (if eligible).

If HomeStreet Bank's severance package is maximum 24 weeks and offers outplacement services, will that same severance benefit be offered to transitioning employees who work for SFB temporarily during the conversion/integration period?

Those who are HomeStreet Bank employees immediately prior to the merger, who temporarily transition to Sunflower for purposes of conversion/integration and whose positions are then eliminated upon completion of that work, will be eligible for the same severance package being offered to other HSB employees. Any employee hired into a HomeStreet location after legal day one of the merger whose position is eliminated by the employer (other than for cause or resignation), would be offered severance in accordance with Sunflower Bank's stated offerings.

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Page 4 of 5    CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the “Merger”). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet, (10) HomeStreet’s ability to successfully consummate the proposed Merger with FirstSun, and (11) HomeStreet’s ability to dispose of or sell approximately $300 million (based on principal balance), or such other amounts as HomeStreet and FirstSun may reasonably determine are deemed necessary to obtain regulatory approval of the Merger, of certain of HomeStreet’s commercial real estate loans, which disposition or loan sales is contemplated to be consummated as soon as reasonably practicable after the closing of the Merger. Further information regarding additional factors that could affect the forward- looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the registration statement on Form S-4 filed on March 8, 2024, as amended on May 13, 2024, by FirstSun (the “Registration Statement”) discussed below, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the definitive HomeStreet proxy statement filed on May 16, 2024 (the “Definitive Proxy Statement”) discussed below, “Forward-Looking Statements” and “Risk Factors” in HomeStreet’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”).

Page 5 of 5    ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC THE REGISTRATION STATEMENT, WHICH INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. THE REGISTRATION STATEMENT WAS DECLARED EFFECTIVE BY THE SEC ON MAY 15, 2024. HOMESTREET FILED A DEFINITIVE PROXY STATEMENT ON MAY 16, 2024 AND FIRSTSUN FILED A PROSPECTUS ON MAY 16, 2024. HOMESTREET COMMENCED MAILING THE DEFINITIVE PROXY STATEMENT AND PROSPECTUS TO HOMESTREET’S SHAREHOLDERS ON OR ABOUT MAY 17, 2024. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BY HOMESTREET OR FIRSTSUN OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the Definitive Proxy Statement and the prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor-relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the Definitive Proxy Statement for HomeStreet’s shareholder meeting, the prospectus filed by FirstSun on May 16, 2024, and the Registration Statement. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in the Definitive Proxy Statement, the Registration Statement, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the Definitive Proxy Statement and the prospectus filed by FirstSun and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the “Merger”). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet, (10) HomeStreet’s ability to successfully consummate the proposed Merger with FirstSun, and (11) HomeStreet’s ability to dispose of or sell approximately $300 million (based on principal balance), or such other amounts as HomeStreet and FirstSun may reasonably determine are deemed necessary to obtain regulatory approval of the Merger, of certain of HomeStreet’s commercial real estate loans, which disposition or loan sales is contemplated to be consummated as soon as reasonably practicable after the closing of the Merger. Further information regarding additional factors that could affect the forward- looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the registration statement on Form S-4 filed on March 8, 2024, as amended on May 13, 2024, by FirstSun (the “Registration Statement”) discussed below, “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in the definitive HomeStreet proxy statement filed on May 16, 2024 (the “Definitive Proxy Statement”) discussed below, “Forward-Looking Statements” and “Risk Factors” in HomeStreet’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT

IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC THE REGISTRATION STATEMENT, WHICH INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. THE REGISTRATION STATEMENT WAS DECLARED EFFECTIVE BY THE SEC ON MAY 15, 2024. HOMESTREET FILED A DEFINITIVE PROXY STATEMENT ON MAY 16, 2024 AND FIRSTSUN FILED A PROSPECTUS ON MAY 16, 2024. HOMESTREET COMMENCED MAILING THE DEFINITIVE PROXY STATEMENT AND PROSPECTUS TO HOMESTREET’S SHAREHOLDERS ON OR ABOUT MAY 17, 2024. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER BY HOMESTREET OR FIRSTSUN OR INCORPORATED BY REFERENCE INTO THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE SUCH DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the Definitive Proxy Statement and the prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor-relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the Definitive Proxy Statement for HomeStreet’s shareholder meeting, the prospectus filed by FirstSun on May 16, 2024, and the Registration Statement. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in the Definitive Proxy Statement, the Registration Statement, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the Definitive Proxy Statement and the prospectus filed by FirstSun and other relevant documents regarding the proposed Merger filed with the SEC when they become available.